Exhibit 99.1

ParaZero Receives Additional DefendAir Net Pod Order from Second Business Unit of Tier-1 Israeli-Based Global Defense Company

Order includes DefendAir Net Pods and ParaZero engineering integration support for autonomous ground Counter-UAS platforms

Kfar Saba, Israel, June 17, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense technology company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems industry, today announced that it has received an additional order for its DefendAir Net Pod system from a second business unit within a Tier-1 Israeli-based global defense company.

The order is intended to support the integration of ParaZero’s DefendAir Net Pod into the customer’s autonomous ground-based Counter-UAS platform and also includes dedicated ParaZero engineering integration hours. The engagement reflects the growing development of autonomous Counter-UAS platforms and the increasing demand for practical, deployable kinetic interception capabilities that can be integrated into advanced defense systems.

ParaZero’s DefendAir Net Pod is designed to provide a non-explosive, net-based interception layer against hostile drones, offering a controlled method of neutralization in operational environments where precision, mobility, and reduced collateral damage are critical.

“This additional order from a second business unit within this Tier-1 Israeli-based global defense company further reinforces the expanding role of the DefendAir as a deployable physical interception layer for autonomous Counter-UAS applications,” said Ariel Alon, CEO of ParaZero. “As defense customers accelerate the development of autonomous ground systems, we believe the DefendAir will play a pivotal role in the future of active protection systems (APS) C-UAS. This order highlights both the flexibility of our Net Pod architecture and ParaZero’s ability to support customers through engineering integration toward operational deployment.”

The Company believes this order represents another step in ParaZero’s broader strategy to position DefendAir as a modular interception solution for autonomous, mobile, fixed, and personal Counter-UAS defense applications. As drone threats continue to evolve, autonomous Counter-UAS platforms are increasingly expected to play a critical role in layered defense architectures, requiring effective end-effectors that can stop hostile drones at the final stage of engagement.

DefendAir’s Net Pod configuration is designed for integration flexibility and can be adapted across multiple platform types and mission profiles. By combining physical net-based interception with autonomous platforms, ParaZero aims to support the transition of Counter-UAS systems from detection and tracking to active, controlled drone neutralization.

- Where The Threat Ends, Victory Begins

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About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense technology company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems industry. The Company’s technologies include drone safety systems and Counter-UAS solutions designed to protect people, assets, and critical infrastructure from evolving aerial threats.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The Company is using forward-looking statements in this press release when it discusses the expanding role of the DefendAir as a deployable physical interception layer for autonomous Counter-UAS applications, defense customers accelerating the development of autonomous ground systems, its belief that the DefendAir will play a pivotal role in the future of active protection systems (APS) C-UAS and its strategy to position DefendAir as a modular interception solution for autonomous, mobile, fixed, and personal Counter-UAS defense applications . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR-IR

michal@efraty.com

- Where The Threat Ends, Victory Begins

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